Exhibit 99.1

Entera Bio Announces the Completion of $14.3 million Private Placement

BOSTON, Massachusetts & JERUSALEM, Israel – December 18, 2019 – Entera Bio Ltd. (NASDAQ: ENTX) (the “Company” or “Entera”), a global innovator in drug delivery platforms, announced today that it increased the size of and completed its previously announced private placement offering (the “Offering”) with a select group of accredited investors (the “Purchasers”), bringing the anticipated aggregate gross proceeds to $14.3 million from the sale of an aggregate of 6,047,693 ordinary shares, par value NIS 0.0000769 per share (the “Shares”) at a price of $2.37 per share. In addition, as part of the offering, the Company has granted the Purchasers and certain finders an aggregate of 3,300,637 three-year warrants to purchase up to an additional 3,300,637 ordinary shares at an exercise price between $2.37 and $2.96 per share (the “Warrants” and together with the Shares, the “Securities”).

“We are pleased that we were able to attract a strong group of healthcare investors who share our vision for the long-term success of Entera.  We expect that the net proceeds from this Offering will provide the Company operating cash to execute on our key initiatives well into the first quarter of 2021.  The Company is planning to use these proceeds to complete our Phase 2 study of EB613 in Osteoporosis, with 3-month results anticipated in mid-2020, complete our planned IND submission of EB613, and advance our other internal R&D programs,” stated Adam Gridley, Chief Executive Officer.  “In addition, this funding will provide us the strength to identify other potential business development collaborations using our proprietary platform technology. We thank our new and current investors for their strong interest in the Offering, and the shared belief in the future of our oral delivery platform.”

The final closing of the Offering is expected to include gross proceeds of $0.8 million from D.N.A Biomedical Solutions Ltd. (“DNA”), an existing shareholder in the Company, subject to customary closing conditions and the approval of the Company’s shareholders.

The net proceeds received from the Offering and from the closing of the transaction with DNA, assuming shareholder approval (after deducting finders fees, legal fees and expenses) shall be used for the completion of the Company’s ongoing Phase 2 clinical trial for oral PTH in Osteoporosis, the filing of an IND for the Osteoporosis program, ongoing development efforts to further develop additional compounds and finalize the Company’s formulations for its Hypoparathyroidism clinical candidate and general and administrative expenses to, among other things, support the Company’s public listing and registration statement, in each case, as such use of proceeds may be amended, at the discretion of the Company’s board of directors from time to time.

The Company also entered into a registration rights agreement with the Purchasers, and will enter into a registration rights agreement with DNA (subject to the closing of the transaction with DNA), pursuant to which within 7 months of the closing, subject to certain customary extensions, the Company shall file a registration statement on Form F-3 with the U.S. Securities and Exchange Commission for the resale of the Shares issued in the Offering (including those issued upon exercise of the Warrants), and the securities issued to DNA, or other additional securities of the Company, as the Company finds necessary and in its sole discretion.

The Securities issued to the Purchasers in the Offering or to be issued to DNA, subject to the closing, were, or will be issued, as applicable, pursuant to an exemption from registration under the Securities Act of 1933 (the “Securities Act”). The Securities have not been and will not be registered under the Securities Act or any state or other jurisdiction's securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions' securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Securities or any other securities, nor shall there be any offer, solicitation or sale of the Securities or any other securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Entera Bio Ltd.

Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of a human parathyroid hormone analog, Oral PTH (1-34), for treatment of hypoparathyroidism and osteoporosis.

Entera has developed a proprietary platform technology that enables oral delivery of biologicals and large molecule drugs, which are typically delivered via injections and or other non-oral pathways. However, oral drug delivery is the easiest method for self-administering medications, offers patients greater dosing flexibility, and has the highest patient acceptance and compliance rates as compared to all other routes of drug administration. The Company employs this technology for its own pipeline products and may enter into licensing agreements with biopharma companies for application of the technology to their proprietary compounds, such as the Amgen strategic research collaboration. For more information on Entera Bio, visit www.enterabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Those risks and uncertainties, include, but are not limited to, the timing and conduct of our clinical trials, the clinical utility of our product candidates, the timing and likelihood of regulatory filings and approvals, our intellectual property position, and our financial position including our estimates of how long we expect our cash resources to last. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Entera Bio Ltd.
Adam Gridley, CEO
Tel: +972-2-532-7151
adam@enterabio.com